PEERIDEA, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

PEERIDEA, INC.

Audited Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

Independent Auditor's Report

To the Members of PEERIDEA, INC.,

555 BRYANT STREET #866 PALO ALTO,

CA 94301

I have audited the accompanying consolidated financial statements of PEERIDEA, INC., which comprise the Consolidated statement of Financial Position as of December 31, 2020, and December 31, 2019, and the related Consolidated Statements of Profit or Loss and Other Comprehensive Income, Changes in Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In my opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of PEERIDEA, INC. as of December 31, 2020, and December 31, 2019, and the results of its consolidated operations and consolidated cashflows for the years then ended in conformity with U.S. generally accepted accounting principles.


05/27/2021

PEERIDEA, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	790,324	736,819
Prepaid expenses		19,344	18,320
Accounts Receivable, net		371,194	232,751
Advanced paid		9,945	-
Accrued income		267,321	209,588
Other receivables		1,264	2,320
Total current assets		**1,459,392**	**1,199,798**
Non-current assets:			
Fixed Assets		40,590	34,233
(Less accumulated depreciation)		(29,235)	(18,909)
Total Fixed assets		**11,355**	**15,324**
Other non-current assets:			
Deposits & Guarantees		16,033	16,478
Total other non-current assets		**16,033**	**16,478**
Total non-current assets		**16,033**	**16,478**
Total Assets	$	**1,486,780**	**1,231,600**
Liabilities & Members' Equity			
Current liabilities:			
Accounts Payable		4,140	9,410
Customer Deposits		171,622	144,508
Credit cards		25,728	31,759
Accrued expenses		460,804	404,862

The accompanying notes are an integral part of these Consolidated Financial Statements.

PEERIDEA, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Deferred revenues		235,950	120,666
Loans Payable		29,725	-
Other current liabilities		24,202	11,443
Total Current liabilities		**952,171**	**722,648**
Non-current Liabilities:			
SAFE investments		307,000	307,000
Total non-current liabilities		**307,000**	**307,000**
Total Liabilities:		**1,259,171**	**1,029,648**
Equity:			
Common stock, authorized 18,500,000 shares, 10,016,259 shares issued and outstanding, $ 0.0001 par value		1,002	999
Preferred stock, authorized 6,248,990 shares, 6,248,990 shares issued and outstanding, $ 0.0001 par value		625	625
Additional paid-in Capital- Common Stock		33,406	31,394
Additional paid-in Capital- Preferred Stock		2,890,566	2,890,566
Additional paid-in Capital-Stock based compensation		8,275	4,664
Retained Earnings (accumulated losses)		(2,740,936)	(2,370,934)
Net profit (loss)		26,943	(370,002)
Translation reserve		7,728	14,640
Total Equity		**227,609**	**201,952**
Total Liabilities & Equity	$	**1,486,780**	**1,231,600**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PEERIDEA, INC.

CONSOLIDATED STATEMENT OF PROFIT & LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		2020	2019
Revenues:			
Consulting Income	$	11,377,878	9,143,065
Placement services		155,400	-
Other income		260,272	-
Refunds		-	(10,000)
Net revenues		**11,793,550**	**9,133,065**
Cost of goods sold:			
Mentor fees			
Merchant processing fees		8,891,111	7,210,219
Others		331,370	245,642
Total cost of goods sold		-	8,748
		9,222,481	7,464,608
Gross profit		**2,571,069**	**1,668,456**
Expenses:			
Salaries, commissions & payroll taxes		1,528,737	935,906
Conferences & Tradeshows		1,498	38,742
IT software & consumables		132,144	112,589
Legal & Professional Services		47,723	49,006
Advertising & Marketing		32,972	121,861
Travel & Transportation		10,899	55,549
Meals & Entertainment		40,990	39,379
Consulting		145,250	252,657
Rent		80,359	97,982
Office supplies		144,589	125,473
Bank Charges & Fees		7,747	4,549
Insurance		108,506	81,716
Utilities		10,464	8,066
Stationary & Printing		685	7,211
Depreciation		10,326	16,406
Employee Benefits		63,347	41,321
Training & Education		9,200	9,232
Recruiting		28,499	19,964
Bad debt expense		165,395	$31,195.00
Dues & Subscriptions		3,780	2,491
Postage, Freight & Courier		2,796.89	2,597
Web Development		1,421.34	2,075
Outside Services		1,836.20	1,227
Taxes		2,050.00	2,075

PEERIDEA, INC.

CONSOLIDATED STATEMENT OF PROFIT & LOSS AND OTHER COMPREHENSIVE INCOME
(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Gifts	-	1,363
Miscellaneous expenses	25,068	13,100
Stock based compensation expense	3,611	1,908
Total expenses	**2,609,893**	**2,075,643**
Income (loss) from operations	**(38,824)**	**(407,187)**
Other Income (Expenses):		
Interest Income	788	1,192
Gain on Foreign exchange	23,704	15,284
Loss on Foreign exchange	(2,495)	(3,591)
Other Income	43,770	24,300
Total Other Income	65,767	37,185
Net income (loss) for the year	**26,943**	**(370,002)**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PEERIDEA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common stock	Amount	Preferred Stock	Amount	Translation reserve	Accumulated Profits (losses)	Additional paid-in Capital	Total
Balance at I January 2019	9,690,000	969	6,248,990	625	-	(2,370,934)	2,923,754	554,414
Issuance of common stock	303,468	30			-	-	962	992
Net income (loss)	-	-	-	-	-	(370,002)	-	(370,002)
Stock based compensation							1,908	1,908
Foreign currency translation	-	-	-	-	14,640	-	-	14,640
Balance at 31 December 2019	**9,993,468**	**999**	**6,248,990**	**625**	**14,640**	**(2,740,936)**	**2,926,624**	**201,952**
Issuance of common stock	22,791	2	-	-	-	-	2,012	**2,014**
Net income (loss)	-	-	-	-		26,943	-	**26,943**
Stock based compensation							3,611	**3,611**
Foreign currency translation	-	-	-	-	(6,912)	-	-	**(6,912)**
Balance at 31 December 2020	**10,016,259**	**1,002**	**6,248,990**	**625**	**7,728**	**(2,713,993)**	**2,932,247**	**227,609**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PEERIDEA, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net loss	$	26,943	(370,002)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation and amortization		10,326	16,406
Foreign exchange (gain)/loss net		(21,209)	(11,692)
Bad debt expense		165,395	31,195
Stock-based compensation		3,611	1,908
Changes in:			
Prepaid expenses		(1,024)	2,478
Receivables		(291,443)	25,902
Advanced paid		(9,945)	-
Accrued Income		(69,732)	102,480
Other receivables		1,056	4,893
Deposits & Guarantees		445	
Accounts Payable		(5,270)	9,410
Customer Deposits		27,115	36,300
Credit cards		(6,031)	(12,633)
Accrued expenses		55,942	40,836
Deferred revenues		115,284	(12,326)
Loans Payable		29,725	-
Other current liabilities		12,760	(1,597)
Net cash provided (used) by operating activities		**43,948**	**(136,442)**
Cash flow From Investing Activities:			
Purchase of Fixed assets		(6,357)	-
Disposal of fixed assets		-	2,722
Net cash provided (used) by investing activities		**(6,357)**	**2,722**
Cash flow from Financing Activities			
Proceeds from issuance of SAFE investments		-	297,000
Proceeds from issuance of common stock		2,014	992
PPP Loan		14,900	-
Net cash provided (used) by financing activities		**16,914**	**297,992**
Net increase (decrease) in cash and cash equivalents		**53,505**	**164,272**
Cash, beginning of year		736,819	572,547
Cash, end of year	$	**790,324**	**736,819**

The accompanying notes are an integral part of these Consolidated Financial Statements.

PEERIDEA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

About the Company & its Nature of operations

PEERIDEA, INC. ('the Company', 'the Parent'), is a Delaware Corporation incorporated on July 9, 2013. The Company does business under the tradename 'Codementor' and operates two online platforms: Arc and Codementor. Arc (https://www.arc.dev) is a remote career platform that helps developers find remote jobs from anywhere and offers a remote hiring service for employers to connect with developers. Codementor is an open online platform providing instant one-on-one help for software developers by utilizing screen sharing, video and text chat, in order to replicate for users, the experience of having a mentor for code reviewing, debugging, and online programming. The Company is based in San Francisco, California.

Basis for Consolidation

The consolidated entity includes a Taiwan based Company ('the subsidiary') incorporated since 2015 in Taiwan. The subsidiary provides software development and other services to the Company and is fully owned by the Parent (100% ownership). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Risks and Uncertainties

The Company's business and operations are sensitive to general global business and economic conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations and financing.

PEERIDEA, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Summary of significant accounting policies:

Basis of accounting

The Company's Consolidated financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Fiscal year

The Company operates on a December 31st year-end.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Functional and presentation currency

While the Company's functional and presentation currency is the United States Dollar ("USD"), the Consolidated financial statements include the financials of the subsidiary whose operations are mainly concentrated in Taiwan. The functional currency of the subsidiary is the New Taiwan Dollar ("TWD"). All financial information presented in TWD has been converted to USD. The results and financial position of the Company's subsidiary whose functional currency is different from the Company's presentation currency (USD) are translated into presentation currency using the following procedures:

- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position.
- income and expenses for each statement of comprehensive income presented are translated at the weighted average of exchange rates at the dates of the transactions.
- The consolidated financial statements of the Company have been converted to USD at the prevailing exchange rates at end of December 31, 2020, and December 31, 2019 as follows:

	1 TWD
Closing exchange rate at:	
December 31, 2020	0.03558 USD
December 31, 2019	0.03324 USD
Weighted Average 2020	0.03401 USD
Weighted Average 2019	0.03240 USD

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Accounts Receivable

Receivables include amounts that are due to be collected from customers for services provided by the Company.

The Company writes down receivables with an allowance for doubtful accounts and the estimation is based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. The Company

recorded USD 165,395 and 31,195 USD in bad debt expense for the years 2020 and 2019, respectively. Receivables are presented in net on the consolidated statement of financial position.

Fixed Assets

Items of Fixed Assets are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Any gain or loss on disposal of an item of fixed assets is determined by comparing the proceeds from disposal with the carrying amount of Fixed Assets and is recognized net within other income/other expenses in profit or loss.

Items of fixed assets are depreciated from the date that they are installed and are ready for use. Depreciation is based on the cost of an asset less its estimated residual value. Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of fixed assets since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives of significant items of property, plant and equipment for the current and comparative periods are as follows:

Property, plant and equipment	Useful life
Machinery and equipment	5-8 years
Other	2-5 years

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Accrued Expenses

This account mainly consists of pending payouts to developers for services that have been deemed complete as per contractual obligations. The Company is obligated to settle payments under accrued expenses within a year, hence the current liability classification. The Company records pending payouts to developers on a monthly basis.

Customer Deposits

This account consists of cash paid to the company by customers, for which the company has not yet provided the related contracted services. The Company is obligated to satisfy its contracted obligations before the recognized balances are no longer deemed a liability.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Equity

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is eighteen million five hundred (18,500,000) shares at a par value of $0.0001 per share. As of December 31, 2020, and December 31, 2019, 10,016,259, and 9,993,468 shares have been issued and are outstanding, respectively.

Preferred Stock

As of December 31, 2020, the total number of preferred shares of stock that the Corporation shall have authority to issue is six million two hundred forty-eight thousand and nine hundred and ninety (6,248,990) shares at a par value of $0.0001 per share. As of December 31, 2020, and December 31,2019, 6,248,990 shares have been issued and are outstanding.

SAFE investments

During the year 2019, the Company issued SAFE (Simple Agreement for Future Equity) notes at a valuation cap of $20,000,000.

The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the

valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

SBA- Paycheck protection program grant

The U.S. Small Business Administration (SBA) launched the Paycheck Protection Program (PPP) during 2020 as a response to COVID-19 to help small businesses maintain payrolls and continue operations. The SBA PPP loan bears an interest rate of 1% and has a maturity of 2 years. The loan is potentially fully forgivable provided that it was used solely to cover eligible expenses. As of December 31, 2020, the SPA PPP loan of USD 14,900 was fully forgiven.

Equity Based Compensation

The Company adopted an Equity incentive plan on August 2, 2013. The plan provides for the grant of the following Stock Awards: (i) Incentive Stock Options, (ii) Non statutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, and (v) Restricted Stock Unit Awards. The plan's purpose is to enable the company to secure and retain the services of the group of persons eligible to receive Stock Awards, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate, and to provide a means by which such eligible recipients may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Stock Awards. The plan terminates on August 1, 2023.

As of December 31, 2020, 398,700 options have been granted of which 244,999 had been vested and 16,791 options had been exercised at an exercise price of USD 0.12.

ASC Topic 718 “Compensation—Stock Compensation” requires companies to measure the cost of employee services received in exchange for the award of equity instruments based on the estimated fair value of the award at the date of grant. The expense is to be recognized ratably over the employee’s requisite vesting period. The Company accounts for shares of common stock, stock options and warrants issued to employees based on the fair value of the stock, stock option or warrant, if that value is more reliably measurable than the fair value of the consideration or services received.

The Company accounts for stock options issued and vesting to non-employees in accordance with ASC Topic 505-50 “Equity -Based Payment to Non-Employees” and accordingly the value of the stock compensation to non-employees is based upon the measurement date as determined at either, a) the date at which a performance commitment is reached, or b) at the date at which the necessary performance to earn the equity instruments is complete. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

One of the option holders has exercised 21,750 options on March 10, 2021, for 21,750 common stock shares at an exercise price of USD 0.05.

The Company evaluated subsequent events through March 31, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.